N E W S R E L E A S E

October 6, 2016

Nevsun Comments on B.C. Lawsuit

Vancouver, British Columbia – Nevsun Resources Ltd. (“Nevsun”) (TSX: NSU) (NYSE MKT: NSU) advises that the British Columbia Supreme Court has refused to permit a claim against Nevsun to proceed as a common law class action. The court did permit the lawsuit by the three named plaintiffs to continue.

Today’s court decision addresses only preliminary legal challenges to the action raised by Nevsun.  The judgment makes no findings with respect to the plaintiffs’ allegations, including whether any of them were in fact at the Bisha Mine. The judge also emphasized that the case raises novel and complex legal questions, including on international law,  which have never before been considered in Canada.

Nevsun is studying the court’s decision and considering an appeal of the decision that the action can proceed at all.

Nevsun remains confident that its indirect 60%-owned Eritrean subsidiary, Bisha Mining Share Company (“BMSC”) operates the Bisha Mine according to international standards of governance, workplace conditions, health, safety and human rights. There are contractual commitments in place that strictly prohibit the use of national service employees by BMSC’s contractors and subcontractors.

BMSC is committed to managing the Bisha Mine in a safe and responsible manner that respects the interests of local communities, workers, stakeholders and the natural environment.  Nevsun’s and BMSC’s commitment to corporate social responsibility is detailed in Nevsun’s 2015 Corporate Social Responsibility report, available at this link: http://nevsuncsr.com/wp-content/uploads/2016/05/NevsunCSR-2015_Digital.pdf. Nevsun and its partner, Eritrean National Mining Corporation, also commissioned a 2015 human rights audit of the Bisha Mine which is available at this link: http://nevsuncsr.com/wp-content/uploads/2015/07/Bisha-HRIA-Audit-2015.pdf

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward-Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that the Company is subject to any adverse ruling in any of the pending litigation to which it is a party and other risks are more fully described in the Company’s Management Information Circulars dated May 18, 2016 with respect to the proposed arrangement between Reservoir Minerals Inc. and Nevsun, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com